Exhibit 99.1

news release

For Immediate Release

Encana completes sale of its Bighorn assets in Alberta for US$1.8 billion

Calgary, Alberta (September 30, 2014) TSX, NYSE: ECA

Encana Corporation (Encana) has completed the previously announced sale of its Bighorn assets in Alberta to Jupiter Resources for a purchase price of approximately US$1.8 billion (C$2.0 billion). The sale includes approximately 360,000 net acres of land along with all of Encana’s working interests in pipelines, facilities and service arrangements related to the Bighorn properties.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Brian Dutton	Jay Averill
Director, Investor Relations	Director, Media Relations
(403) 645-2285	(403) 645-4747

Patti Posadowski	Doug McIntyre
Sr. Advisor, Investor Relations	Media Relations
(403) 645-2252	(403) 645-6553

SOURCE: Encana Corporation

Encana Corporation	1